# koo·koo·nelli

sustainability for all

@koo_koo_nelli



koo · koo · nelli

INTRODUCTORY
BUSINESS PLAN

@koo_koo_nelli

# WHAT IT'S ALL ABOUT

The mission.

Let's face it: sustainability is a luxury and always has been. Non-toxic goods are notoriously expensive. Ethical fashion is only for the wealthy. Sustainable products and furniture is unattainable for many. It's time to change that. We're here to bring sustainability to the masses, one store at a time. One product at a time.

**koo ▪ koo ▪ nelli : sustainability for all.**

@ k o o _ k o o _ n e l l i



# ABOUT US

Let's make this personal.

Nassy Mornaghi knows sustainability. She's been in the space for 15 years and has a passion for sustainable brands and healthy lifestyles. She has a growing list of over 50 eco-conscious brands that she will feature in the store. From her years of working with these brands and learning about their ingredients, supply chains and labor practice, she has a deep knowledge of what makes something sustainable. A successful marketer, she uses her market know-how to position sustainability to make it even more appealing to every generation. Her goal is to show that sustainable lifestyles can be abundant, beautiful and minimalist all at the same time.

koo · koo · nelli will feature 100% eco-conscious clothing (men + women's), shoes, cleaning supplies, natural cosmetics, jewelry, books, home-goods (furnishings), local art, and baby goods.

Each product will be vetted with the utmost care for **functionality, sustainability credentials and quality.**

# OUR VISION

Three Phases of Growth

We'll start small, ensuring that the business model is perfectly tailored to the audience that it needs to meet. From there, koo • koo • nelli will grow into a one-of-a-kind eco-conscious retail + food + activity + community gathering hybrid store, that will eventually be franchised all over the country.



## Phase I

- Retail store pop-up space with a 3-5 month stay.
- Inventory will include apparel, small furniture items and household products and books, cosmetics and wellness tinctures (CBD oil + products)
- Each product will be "eco-conscious" and sold at an affordable price point.
- Community gathering space: koo · koo · nelli will hold book talks, and wellness, improv and self-improvement classes.
- This will also be accompanied by the launch of an ecommerce store.



## Phase II

- Once the market is tested with the pop-up location, we will move to a permanent space within Bow Market.
- We will introduce other offerings including: a yoga space for Kundalini meditation/practice, a pay-per-session Pilates reformer rental space, a space for skin care treatments.
- In this phase we will also introduce healthy smoothies and prepared food bowls.
- These service offerings will again be presented at a reasonable and affordable price point so all members of the community will feel included.



## Phase III

- Continue to expand the offerings to deliver a truly unique hybrid retail store.
- Open up franchise opportunities to the community, and eventually on a national scale.
- The goal is to make a big impact and scale at large in order to provide quality, non-toxic and sustainable goods to many more people than are currently able to afford this.

# THE CUSTOMER

@koo_koo_nelli



### Demographics
Mostly 20—40 year old residents of Somerville and particularly Union Square. Many of the residents of Union Square (and Somerville as a whole) have a keen interest in and passion for sustainability, wellness and eco-conscious lifestyles. Residents of Somerville are civically engaged and globally minded, and are interested in community building and inclusiveness.

Many long-time residents of Somerville struggle to keep up with the rising price of rents and exclusive prices of goods and services in the area. These residents are looking for more inclusive and affordable places to gather and shop.



### Psychographic – Why & How They Buy
Our target customer wants to purchase products that are good for them and their family, and the planet. They care about toxicity levels, the sustainability of goods they consume, and they strive to live a zero-waste life as much as possible. However, they often struggle to achieve this; either spending more than they want to on everyday goods (i.e. paper towels from recycled material that costs ~$2 than the "regular" variety) or purchase the traditional material most of the time with a side of guilt.

These customers want to purchase the sustainable version all the time if possible, and want the choice to be easy – they don't want to spend too much time having to make moral and ethical decisions every time the shop for everyday household items, clothing, furniture or gifts.

The target customer also expects sustainability to be high quality and beautiful; both minimalist and functional but also beautiful enough to be proud to display in their home.

# COMPETITIVE ANALYSIS

@ k o o _ k o o _ n e l l i







## Natural Food Stores

Cambridge Naturals is a popular natural market in Porter Square. Some differentiating factors are geographic proximity for Union Square residents, affordable price point and the community gathering aspect that koo·koo·nelli will offer.

## Whole Foods

Whole Foods is notorious for being exclusively priced, and even with their recent price reductions is unattainable for many. In addition, the majority of shoppers go to Whole Foods for grocery, which is something koo·koo·nelli will not be offering.

## Traditional Boutique Clothing Stores

Many traditional clothing boutiques and consignment shops have a strong presence in the community as people prefer to shop local and from unique outfitters. Our differentiating factor is the high emphasis on sustainable/ethically made fashion, so that the buyer doesn't have to choose between their conscience and their desire for beautiful goods.

# HOW WE'LL DO IT

Sustainability, made affordable

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Through a variety of methods, we'll keep the price points as low as possible while still maintaining high profitability. Using new brands that need exposure, swap and refill programs and community days will all lead to affordable prices. In addition, these programs will ensure high product turnover and a consistent flow of customers into the store, as well as building repeat business.



### Tapping into the network

Nassy has a large network of sustainability professionals, many of which have startups with a eco-conscious product to sell. koo·koo·nelli will be the perfect retail opportunity for them.



### Bringing in new brands

Bigger sustainability-oriented brands are great – but they're often expensive. Smaller, local and new brands that are looking to get their products on shelves are the ones we'll feature.



### Community Days

For those products that are at a regular price point, we will have "Community Days" where we will draw steep discounts and do giveaways and "pay what you can" in order to ensure that whoever wants to benefit from our products, can. This will build a sense of trust, community and authenticity, as well as loyal customers.



### Swap Back & Refill Program

After our customers are done with certain full price items for their useful lifespan to them, we will accept this item back. We will then consign these items at a low price. Customers can bring back empty household product containers (i.e. kitchen spray bought from our store) for a refill at a wholesale price.